UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024
Commission File Number: 000-53543
______________________________

Ballard Power Systems Inc.
(Translation of registrant's name into English)

9000 Glenlyon Parkway
Burnaby, B.C.
V5J 5J8
Canada
(Address of principal executive office)
______________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F	☒ Form 40-F

EXHIBIT INDEX

EXHIBITS 99.1 AND 99.2 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT FILED UNDER THE SECURITIES ACT OF 1933: FORM S-8 (FILE NOS. 333-271785 AND 333-225494) AND FORM F-10/A (FILE NO. 333-271758), EACH AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit No.	Description

99.1	Ballard Power Systems Inc. Third Quarter 2024 Interim Financial Statements
99.2	Ballard Power Systems Inc. Third Quarter 2024 Management’s Discussion and Analysis

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

November/5/2024	By:	/s/ Kate Igbalode
	Name:	Kate Igbalode
	Title:	Senior Vice President & Chief Financial Officer